SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2018

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X     Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes        No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

-	Press release dated January 9, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name:	Vanessa Siscaro
Title:	Head of Corporate
Secretary’s Staff Office

Date: January 31, 2018

Eni: Financial Calendar 2018

Dates for the review and announcement of 2018 financial results

San Donato Milanese (MI), 9 January 2018 - Eni announces the dates for the publication of its 2018 quarterly, interim and annual financial reports once approved by the Board of Directors and by the Shareholders’ Meeting:

Preliminary financial statements as at December 31, 2017 and dividend proposal for 2017	Meeting of the Board of Directors	February 15, 2018
	Press release and conference call	February 16, 2018*
Consolidated financial statement and draft financial statement as at 2017 Dividend proposal for 2017	Meeting of the Board of Directors	March 15, 2018
	Press release	March 15, 2018
	Press release and strategy presentation	March 16, 2018
First quarter 2018 results	Meeting of the Board of Directors	April 26, 2018
	Press release and conference call	April 27, 2018*
Financial statement 2017	Shareholders’ meeting	May 10, 2018 (single call)
	Press release	May 10, 2018
Second quarter 2018 results and interim financial report as at June 30, 2018 Interim dividend announcement for the financial year 2018	Meeting of the Board of Directors	July 26, 2018
	Press release and conference call	July 27, 2018*
Board resolution on 2018 interim dividend	Meeting of the Board of Directors	September 13, 2018
	Press release	September 13, 2018
Third quarter 2018 results	Meeting of the Board of Directors	October 25, 2018
	Press release and conference call	October 26, 2018*

* Press Release scheduled for issue before markets open. A conference call for the presentation of results to the financial community will be held during the day.

The final dividend for the 2017 fiscal year will be paid on May 23, 2018 (ex-dividend date: May 21, 2018; record date: May 22, 2018) and the interim dividend for the 2018 financial year will be paid on September 26, 2018 (ex-dividend date: September 24, 2018; record date: September 25, 2018).

Markets will be promptly informed of any changes to the above calendar.

According to article 82-ter Regulations on issuers (Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions), Eni intends to continue providing, on a voluntary basis, Company’s quarterly financial results.

Eni’s reporting practice is consistent with the one already adopted from 2016 to provide investors with regular information about the Company’s financial and operating performances considering the disclosure policy followed by peers which are reporting on a quarterly basis.

Quarterly results will include at least the following key performance indicators:

-	consolidated and by segment adjusted operating profit;
-	consolidated net results;
-	consolidated and by segment adjusted net results;
-	consolidated net financial position;
-	consolidated shareholder’s equity;
-	consolidated leverage.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com